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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 16 2009
Washington, DC
110

SEC FILE NUMBER
8-17822

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Deutsche Bank Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Mattone 201-593-3305
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD
3/31/09

OATH OR AFFIRMATION

We the undersigned officers and directors of Deutsche Bank Securities Inc., do hereby affirm that, to the best of our knowledge and belief, the attached consolidated financial statements as of December 31, 2008 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

> Accounts of officers, directors and employees are included in receivables from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

In addition, as allied members of the New York Stock Exchange, Inc., we do hereby certify that the attached consolidated financial statements as of December 31, 2008 and supplementary schedules will promptly be made available to those Deutsche Bank Securities, Inc. members and allied members whose signatures do not appear below.

Richard Byrne
Chief Executive Officer

Ralph Mattone
Chief Financial Officer

Notary Public

SONJA K. OLSEN
Notary Public, State Of New York
No.01OL4974457
Qualified In New York County
Commission Expires November 13, 2010

Subscribed and sworn to before me
this 13th day of March 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

KPMG

DEUTSCHE BANK SECURITIES INC.

(A Wholly Owned Subsidiary of
Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Stockholder of
Deutsche Bank Securities Inc.:

We have audited the accompanying consolidated statement of financial condition of Deutsche Bank Securities Inc. and subsidiaries (the Company), an indirect wholly owned subsidiary of Deutsche Bank AG, as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Deutsche Bank Securities Inc. and subsidiaries as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 12, 2009

DEUTSCHE BANK SECURITIES INC.
(A Wholly Owned Subsidiary of
Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2008

(In thousands)

Assets		
Cash and cash equivalents	$	595,833
Cash and securities segregated for benefit of customers (includes securities at fair value of $3,514,853)		7,768,328
Securities financing transactions:		
Securities purchased under agreements to resell (includes securities at fair value of $40,529,352)		49,664,842
Securities borrowed (includes securities at fair value of $41,128,727)		79,151,829
		128,816,671
Financial instruments owned, at fair value (includes securities pledged as collateral of $1,614,396)		83,215,065
Receivables:		
Customers		1,254,740
Brokers, dealers, and clearing organizations		8,168,655
Other		10,000,000
		19,423,395
Property, plant, and equipment (net of accumulated depreciation of $409,254)		675,483
Other assets		3,918,503
Total assets	$	244,413,278
Liabilities and Stockholder's Equity		
Securities financing transactions:		
Securities sold under agreements to repurchase (includes securities at fair value of $41,290,013)	$	139,422,112
Securities loaned (includes securities at fair value of $155,881)		14,293,432
		153,715,544
Payables:		
Customers		9,960,573
Brokers, dealers, and clearing organizations		3,090,826
Other		24,022,779
		37,074,178
Financial instruments sold, but not yet purchased, at fair value		20,666,438
Other liabilities		17,819,041
Total liabilities		229,275,201
Commitments, contingencies and guarantees		
Subordinated liabilities		6,723,400
Stockholder's equity		8,414,677
Total liabilities and stockholder's equity	$	244,413,278

See accompanying notes to consolidated statement of financial condition.

(1) Organization

Deutsche Bank Securities Inc. (the Company) is a wholly owned subsidiary of DB U.S. Financial Markets Holding Corporation (the Parent), a wholly owned subsidiary of Taunus Corporation, which is a direct subsidiary of Deutsche Bank AG (the Bank), a German corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), various exchanges, and the Securities Investor Protection Corporation (SIPC). As a futures commission merchant, the Company is registered with the Commodities Futures Trading Commission (CFTC), is a clearing member of the Chicago Board of Trade, Chicago Mercantile Exchange, New York Mercantile Exchange and ICE Futures U.S., and is a member of the National Futures Association.

The Company provides trade execution services for a broad range of domestic and international clients. It provides securities brokerage and investment advisory services to private clients and institutions and correspondent clearing services to broker-dealers. The Company provides a variety of capital raising, market making, and brokerage services for its government, financial institution, and corporate clients, including fixed income and equity sales and trading, emerging markets activities, equity market research and investment banking. The Company also executes trading and arbitrage strategies for its own account using debt, equity, and related derivative instruments.

The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates, and demand for investment banking, securities brokerage, and other services, all of which have an impact on the Company's consolidated statement of financial condition as well as its liquidity.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company's consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. The most important of these estimates and assumptions relate to fair value measurements. Although these, and other, estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiaries and other entities in which the Company has a controlling financial interest. The Company's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock unless it does not control the entity. The Company also consolidates any variable interest entities for which it is deemed to be the primary beneficiary. All material intercompany transactions and balances have been eliminated in consolidation.

The consolidated statement of financial condition as of December 31, 2008 reflects $21.1 billion of assets and liabilities attributable to the Company's subsidiaries as well as certain elimination and reclassification adjustments which are not reflected in the Company's unaudited statement of financial condition contained in Part II of SEC Form X-17A-5 which is prepared on an unconsolidated basis.

In the normal course of business, the Company's operations may include significant transactions conducted with affiliated entities. Such transactions are governed by contractual agreements between the Company and its affiliates.

At December 31, 2008, substantially all of the Company's assets and liabilities were carried at either market or fair value or at amounts which approximate such values. Assets and liabilities recorded at market or fair value include cash equivalents, financial instruments owned, and financial instruments sold, not yet purchased and certain securities financing transactions. Assets and liabilities recorded at contractual amounts that approximate market or fair value include certain securities financing transactions, other receivables and payables and subordinated liabilities. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

(b) Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with original maturities of three months or less, except for those used for trading purposes.

(c) Cash and Securities Segregated for Benefit of Customers

Cash and securities segregated for benefit of customers include cash and securities segregated in compliance with Federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. Also included are funds segregated and held in separate accounts in accordance with Section 4d(2) and Regulation 30.7 of the Commodity Exchange Act.

(d) Financial Instruments

Substantially all "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" are reflected in the consolidated statement of financial condition at fair value on a trade date basis.

(e) Other Financial Assets and Financial Liabilities at Fair Value

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*", effective January 1, 2008. SFAS No. 159 provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. SFAS No. 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for

that instrument. In addition to "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value", the Company has elected to account for certain of its securities financing transactions and the debt related to consolidated variable interest entities at fair value under the fair value option.

(f) ***Fair Value Measurements***

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial assets are marked to bid prices, and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

SFAS No. 157, "*Fair Value Measurements,*" establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

	Basis of Fair Value Measurement
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The Company defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

During the fourth quarter of 2008, both the FASB and the staff of the SEC re-emphasized the importance of sound fair value measurement in financial reporting. In October 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-3, *"Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active."* This statement clarifies that determining fair value in an inactive or dislocated market depends on facts and circumstances and requires significant

management judgment. This statement specifies that it is acceptable to use inputs based on management estimates or assumptions, or for management to make adjustments to observable inputs, to determine fair value when markets are not active and relevant observable inputs are not available. For instruments classified in level 3 of the fair value hierarchy, had there been a ready market for such instruments at December 31, 2008, such market conditions could have had a significant impact on the Company's estimate of fair value. The Company's fair value measurement policies are consistent with the guidance in FSP No. FAS 157-3.

In determining fair value, the Company separates its "Financial instruments owned, at fair value" and its "Financial instruments sold, but not yet purchased, at fair value" into two categories: cash instruments and derivative contracts.

- *Cash Instruments* - the Company's cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and sovereign obligations, active listed equities and certain money market securities. Such instruments are generally classified within level 1 of the fair value hierarchy. In accordance with SFAS No. 157, the Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

  The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most government agency securities, investment-grade corporate bonds, certain mortgage products and whole loans, certain bank and bridge loans, less liquid listed equities, state, municipal and provincial obligations, and certain money market securities. Such instruments are generally classified within level 2 of the fair value hierarchy.

  Certain cash instruments are classified within level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Such instruments include private equity and real estate fund investments, less liquid corporate debt securities and other debt obligations (including less liquid high-yield corporate bonds, distressed debt instruments and collateralized debt obligations (CDOs) backed by corporate obligations), certain whole loans and securities (backed by either commercial or residential real estate). The transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. This valuation is adjusted only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Recent market conditions, particularly in the fourth quarter of 2008 (characterized by dislocations between asset classes, elevated levels of volatility, and reduced price transparency), have increased the level of management judgment required to value cash trading instruments classified within level 3 of the fair value hierarchy. In particular, management's judgment is required to determine the appropriate risk-adjusted discount rate for cash trading instruments with little or no price transparency as a result of decreased volumes and lower levels of trading activity. In such situations, the Company's valuation is adjusted to approximate rates which market participants would likely consider appropriate for relevant credit and liquidity risks. Due to the level of management judgment and estimate used in the valuation of cash instruments included within level 3 of the fair value hierarchy, it is possible that other market participants could determine a materially different estimate of fair value for such instruments.

- *Derivative Contracts* - derivative contracts can be exchange-traded or over-the-counter (OTC). Exchange-traded derivatives typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Company generally values exchange-traded derivatives using models which calibrate to market-clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying instruments. In such cases, exchange-traded derivatives are classified within level 2 of the fair value hierarchy.

  OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence.

  Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within level 3 of the fair value hierarchy. Where the Company does not have

corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. The valuations of these less liquid OTC derivatives are typically based on level 1 and/or level 2 inputs that can be observed in the market, as well as unobservable level 3 inputs. Subsequent to initial recognition, the Company updates the level 1 and level 2 inputs to reflect observable market changes, with resulting gains and losses reflected within level 3. Level 3 inputs are only changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. In circumstances where the Company cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

(g) Securities Financing Transactions

Securities financing transactions consist of the following:

- *Resale and Repurchase Agreements* - securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Substantially all repurchase and reverse repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are reported as interest revenues and interest expense, respectively.

  As noted above, certain resale and repurchase agreements are carried in the consolidated statement of financial condition at fair value under SFAS No. 159. Resale and repurchase agreements are generally valued based on inputs with reasonable levels of price transparency and are classified within level 2 of the fair value hierarchy.

  Reverse repurchase and repurchase agreements with common counterparties, along with their respective interest receivables and payables, are reported net by counterparty, when applicable, pursuant to the provisions of Financial Accounting Standards Board (FASB) Interpretation

No. 41, *"Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements"* (FIN 41). At December 31, 2008, the Company's reverse repurchase and repurchase agreements reflected approximately $23.2 billion of netting pursuant to FIN 41.

In accordance with SFAS No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities"*, $471.3 million of U.S. Government securities are pledged as collateral under repurchase agreements which the counterparty is permitted to sell or re-pledge. Additionally, $62.2 billion of U.S. Government and corporate securities have been pledged as collateral under agreements to repurchase for which the counterparty does not have the right to sell or re-pledge.

- *Securities Borrowed and Loaned* – securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Fees received or paid are reported in interest revenues and interest expense, respectively.

  As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Certain securities borrowed and loaned transactions are recorded at fair value under SFAS No. 159. These securities borrowed and loaned transactions are generally valued based on inputs with reasonable levels of price transparency and are classified within level 2 of the fair value hierarchy.

(h) Receivables and Payables – Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions are not reflected on the consolidated statement of financial condition.

(i) Receivables and Payables – Other

Other receivables and payables, consisting primarily of loans receivable and payable, are presented on the consolidated statement of financial condition at their outstanding unpaid principal balances. These loans are predominantly made with affiliates.

(j) Foreign Currency Translation

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

(k) Stock Awards and Incentive Compensation

The Bank has a share ownership program granting certain employees of the Company special stock awards and incentives as part of their total compensation. In accordance with SFAS No. 123R, *Share-Based Payment*, a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company records compensation expense for share-based awards that do not require future services, and share-based awards that require future service are amortized into expense over the relevant service period.

(l) Exchange Memberships

Exchange memberships are recorded at cost, less impairment, and are included in other assets on the accompanying consolidated statement of financial condition.

(m) Property, Plant, and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, fixtures, equipment, and computer software is computed using the straight-line method over their estimated useful lives of three to seven years. Buildings are depreciated on a straight-line basis over their estimated useful lives of twenty-seven years. Leasehold improvements are amortized on a straight-line basis over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

(n) Income Taxes

The results of the Company and its wholly owned subsidiaries are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of its parent, the Taunus Corporation. Pursuant to a tax sharing agreement, income taxes are computed on a separate company basis. In addition, the Company files tax returns in certain states on a stand alone basis. Further, the Company is reimbursed on a current basis by its parent, the Taunus Corporation, for the value of any federal taxable losses of the Company.

The Company provides for income taxes on all transactions that have been recognized in the consolidated statement of financial condition in accordance with SFAS No. 109, "*Accounting for Income Taxes*". Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Deferred tax assets and liabilities are included in other assets and liabilities, respectively, on the consolidated statement of financial condition.

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes, an Interpretation of FASB statement No. 109*" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial

statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. On January 1, 2007 the Company adopted FIN 48. There was no impact on adoption.

(o) Variable Interest Entities

In the normal course of business, the Company enters into a variety of transactions with Variable Interest Entities (VIEs). The applicable accounting guidance requires the Company to perform a qualitative and quantitative analysis of a VIE to determine whether it is the primary beneficiary of the VIE and, therefore, must consolidate the VIE under FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities (revised December 2003) (FIN 46-R)*". In performing this analysis, the Company makes assumptions regarding future performance of assets held by the VIE, taking into account estimates of credit risk, estimates of the fair value of assets, timing of cash flows, and other significant factors. It should also be noted that although a VIE's actual results may differ from projected outcomes, a revised consolidation analysis is not required.

(p) Recent Accounting Developments

In February 2008, the FASB issued FSP No. FAS 140-3, *"Accounting for Transfers of Financial Assets and Repurchase Financing Transactions."* FSP No. FAS 140-3 requires an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously or in contemplation of the initial transfer to be evaluated as a linked transaction under SFAS No. 140 unless certain criteria are met, including that the transferred asset must be readily obtainable in the marketplace. FSP No. FAS 140-3 is effective for fiscal years beginning after November 15, 2008, and is applicable to new transactions entered into after the date of adoption. Early adoption is prohibited. The Company is currently evaluating the potential impact of adopting FSP No. FAS 140-3.

In March 2008, the FASB issued SFAS No. 161, *"Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133."* SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for financial statements issued for reporting periods beginning after November 15, 2008, with early application encouraged. Since SFAS No. 161 requires only additional disclosures concerning derivatives and hedging activities, the adoption of SFAS No. 161 will not affect the Company's financial condition.

In September 2008, the FASB issued FSP No. FAS 133-1 and FIN No. 45-4, *"Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation 45; and Clarification of the Effective Date of FASB Statement No. 161."* FSP No. FAS 133-1 and FIN No. 45-4 requires enhanced disclosures about credit derivatives and guarantees and amends FIN No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"* to exclude credit derivative instruments accounted for at fair value under SFAS No. 133. The FSP is effective for financial statements issued for reporting periods ending after November 15, 2008. Since FSP No. FAS 133-1 and FIN No. 45-4

only requires additional disclosures concerning credit derivatives and guarantees, the adoption of FSP No. FAS 133-1 and FIN No. 45-4 did not have an effect on the Company's financial condition.

In October 2008, the FASB issued FSP No. FAS 157-3, *"Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active."* FSP No. FAS 157-3 clarifies the application of SFAS No. 157 in an inactive market, without changing its existing principles. The FSP was effective immediately upon issuance. The adoption of FSP No. FAS 157-3 did not have an effect on the Company's financial condition.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, *"Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities."* FSP No. FAS 140-4 and FIN 46(R)-8 requires enhanced disclosures about transfers of financial assets and interests in variable interest entities. The FSP is effective for interim and annual periods ending after December 15, 2008. Since the FSP requires only additional disclosures concerning transfers of financial assets and interests in variable interest entities, adoption of the FSP did not affect the Company's financial condition.

(3) Financial Instruments

The following table sets forth the Company's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value (in thousands):

	Assets	Liabilities
U.S. Government and agency obligations	$ 46,002,841	10,341,530
Corporate obligations	19,354,671	2,591,008
Equities	3,638,575	2,058,483
Contractual agreements	10,881,774	5,673,837
Commercial paper and other money market instruments	2,715,156	—
State and municipal bond obligations	622,048	1,580
	$ 83,215,065	20,666,438

Derivative Activities

Derivative contracts (Contractual agreements) are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indicies, reference rates or a combination of these factors. Derivative contracts may be privately negotiated contracts, which are often referred to as over-the-counter (OTC) derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, currencies or indicies.

Substantially all of the Company's derivative transactions are entered into for trading purposes, to facilitate customer transactions, to take proprietary positions or as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives.

The fair value of derivative contractual agreements included in the above table is set forth below (in thousands):

		Assets	Liabilities
Option contracts	$	2,223,627	4,092,329
Forward settlement contracts (TBA's)		415,961	—
Swap agreements		8,232,774	1,581,508
Other (Swaptions and Caps)		9,412	—
	$	10,881,774	5,673,837

The Company generally enters into International Swaps and Derivative Association, Inc. master agreements or their equivalent with each of its counterparties, whenever possible. These master netting agreements provide protection in bankruptcy in certain circumstances and to further reduce default risk, the Company requires collateral, generally cash or securities in connection with its derivative transactions.

Fair Value Measurements

The following table sets forth by level within the fair value hierarchy "Financial instruments owned, at fair value," "Financial instruments sold, but not yet purchased, at fair value" and other financial assets and financial liabilities accounted for at fair value under SFAS No. 159 as of December 31, 2008 (in thousands). Refer to Note 2 for further information on the fair value hierarchy. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(Continued)

		Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets:						
Cash and securities segregated for benefit of customers	$	-	3,514,853	-	-	3,514,853
Securities financing transactions		-	81,658,079	-	-	81,658,079
Financial instruments owned:						
US Government and agency obligations		12,647,888	32,806,115	548,838	-	46,002,841
Corporate obligations		2,489	16,145,976	3,206,206	-	19,354,671
Equities		3,107,411	435,075	96,089	-	3,638,575
Contractual agreements		10,108,174	6,322,629	2,384,821	(7,933,850)	10,881,774
Commercial paper and money market funds		-	2,715,156	-	-	2,715,156
State and municipal bond obligations		250	619,090	2,708	-	622,048
Total financial instruments owned		25,866,212	59,044,041	6,238,662	(7,933,850)	83,215,065
Securities received as collateral		-	69,908	-	-	69,908
Total assets at fair value	$	25,866,212	144,286,881	6,238,662	(7,933,850)	168,457,905
Liabilities:						
Securities financing transactions	$	-	41,445,894	-	-	41,445,894
Financial instruments sold, not yet purchased:						
US Government and agency obligations		7,197,100	3,144,430	-	-	10,341,530
Corporate obligations		5	2,591,003	-	-	2,591,008
Equities		2,035,778	22,705	-	-	2,058,483
Contractual agreements		11,667,293	1,741,195	199,199	(7,933,850)	5,673,837
State and municipal bond obligations		326	1,254	-	-	1,580
Total financial instruments sold, not yet purchased		20,900,502	7,500,587	199,199	(7,933,850)	20,666,438
Debt issued (included in other payables)		-	1,773,771	1,092,262	-	2,866,033
Obligation to return securities collateral		-	69,908	-	-	69,908
Total liabilities at fair value	$	20,900,502	50,790,160	1,291,461	(7,933,850)	65,048,273

Financial Instruments not Measured at Fair Value

Certain of the Company's financial assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature.

Fair Value Option

The following table presents information about the eligible instruments for which the Company elected the fair value option and for which a transition adjustment was recorded as of January 1, 2008 (in thousands):

	Carrying Value of Instrument at January 1, 2008	Transition Adjustment to Retained Earnings Gain (Loss)	Carrying Value of Instrument at January 1, 2008 (after Adoption of SFAS 159)
Assets:			
Securities financing transactions	$ 221,079,685	38,437	221,118,122
Liabilities:			
Securities financing transactions	$ (134,980,794)	(91,177)	(135,071,971)
Cumulative effect of adoption of the fair value option before taxes		(52,740)	
Deferred taxes		23,022	
Cumulative effect of adoption of the fair value option		$ (29,718)	

(4) Securities Pledged as Collateral and Obligations to Return Collateral

The Company pledges firm-owned assets to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are parenthetically disclosed in financial instruments owned on the consolidated statement of financial condition.

In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the consolidated statement of financial condition, representing the securities received, and a liability for the same amount, representing the obligation to return those securities. At December 31, 2008, included in other assets and other liabilities on the accompanying consolidated statement of financial condition was approximately $69.9 million resulting from these transactions.

As of December 31, 2008, the Company has received collateral of $76.3 billion and $89.1 billion under agreements to resell and securities borrowed, respectively, of which $34.8 billion and $350.3 million, has been re-pledged as collateral under agreements to repurchase and securities loaned, respectively.

(5) Securitization Activities and Variable Interest Entities

Securitization Activities

The Company engages in securitization activities related to commercial and residential mortgage loans and other types of financial assets. Special purposes entities (SPE's), also known as Variable Interest Entities (VIE's) are typically used in these securitization transactions. The Company does not consolidate certain SPE's, known as Qualified Special Purpose Entities (QSPEs), if these SPE's meet certain characteristics defined in SFAS No. 140, "*Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*". In connection with securitization activities, the Company transfers financial assets to QSPE's in exchange for cash, which is funded by beneficial interests issued by the QSPE's to third parties and the Company's retained interests in the financial assets transferred.

The outstanding principle amount of the underlying collateral and fair value of retained interests in QSPEs, to which the Company, acting as the transferor, has transferred financial assets and received sales treatment at December 31, 2008 were $3.7 billion and $533 million, respectively.

The Company has not provided non-contractual support to any QSPE's in 2008 and has not provided any implicit support arrangements with QSPE's.

The retained interests are classified as financial instruments owned in the consolidated statement of financial condition and are measured at fair value in the consolidated statement of operations.

The following table sets forth the weighted average key economic assumptions used in measuring the fair value of the Company's retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions at December 31, 2008 (in thousands):

		Mortgage-Backed
Fair value of retained interests	$	533,145
Constant prepayment rate		8.97%
Impact of 10% adverse change	$	(3,156)
Impact of 20% adverse change		(5,848)
Anticipated credit losses		5.69%
Impact of 10% adverse change	$	(3,936)
Impact of 20% adverse change		(7,369)
Discount rate		17.53%
Impact of 10% adverse change	$	(16,758)
Impact of 20% adverse change		(32,151)

Variable Interest Entities

The Company, in the ordinary course of business, creates or transacts with entities that are considered VIE's. The Company also purchases and sells variable interests in VIE's and QSPE's, which primarily issue mortgage-backed and other asset backed securities in connection with its market making activities and making investments in VIE's and QSPE's that hold performing and nonperforming debt, equity and other assets. QSPE's are exempt from the requirements of FIN 46R. For securitization vehicles that do not qualify as QSPE's, the holders of the beneficial interests have no recourse to the Company, only to the assets held by the related VIE's. Substantially all of the consolidated assets of the VIE act as the collateral for the related consolidated liabilities.

When evaluating whether the Company is the primary beneficiary of a VIE and must therefore consolidate the entity, the Company performs a qualitative analysis that considers the design of the VIE, the nature of the Company's involvement and the variable interests held by other parties. If that evaluation is inconclusive as to which party absorbs a majority of the entity's expected losses or residual returns, a quantitative analysis is performed to determine who is the primary beneficiary.

The Company consolidates VIE's in which the Company is the primary beneficiary. The following table presents information, as of December 31, 2008, about the Company's total assets and maximum exposure to loss (in thousands) associated with VIE's which the Company consolidates. The Company generally accounts for the assets held by the VIE's as financial instruments owned and the liabilities of the entities as other payables in the consolidated statement of financial condition.

		VIE Assets that the Company Consolidates	Maximum Exposure of Debt Interests
Residential mortgages	$	6,782,170	3,916,138
Asset-backed securities		72,421	2,022
Total	$	6,854,591	3,918,160

The following table presents information, as of December 31, 2008, about the Company's total assets and maximum exposure to loss (in thousands) associated with non-consolidated VIE's, in which the Company had significant variable interests:

		Carrying Value of Variable Interests Held	Maximum Exposure of Debt Interests
Residential mortgages	$	355,936	355,936
Commercial mortgages		1,016,593	1,016,593
Total	$	1,372,529	1,372,529

The Company's maximum exposure to loss presented in the preceding tables does not reflect the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests.

(6) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations as of December 31, 2008 consist of the following (in thousands):

		Receivable	Payable
Securities failed to deliver/receive	$	1,652,763	2,531,235
Payable to clearing broker		—	313,969
Receivable from clearing organizations		4,610,860	—
Other		1,905,032	245,622
	$	8,168,655	3,090,826

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amount payable to the clearing broker relates, in part, to the above-mentioned transactions and is collateralized by securities owned by the Company.

(7) Receivables and Payables – Other

As of December 31, 2008, all of the Company's receivables, aggregating approximately $10.0 billion, were with affiliates, unsecured and were overnight or short-term.

The Company maintains an uncommitted bank loan facility whereby it may borrow funds on an unsecured or secured basis from the Bank at various rates approximating the Federal Funds rate of interest. At December 31, 2008, all but $4.1 billion of the Company's borrowings, aggregating approximately $24.0 billion, which are included in other payables in the accompanying consolidated statement of financial condition were with affiliates and were unsecured. At December 31, 2008, the weighted average interest rate on these borrowings was approximately 1.58%. In addition, approximately $19.9 billion of the borrowings were overnight or short-term.

Additionally, the Company has an uncommitted facility with external banks permitting borrowing on an unsecured and secured basis for up to $2.1 billion. As of December 31, 2008, $1.4 billion of this facility was utilized for letters of credit posted with clearing organizations on an unsecured basis.

(8) Related-Party Transactions

The Company is involved in significant financing and other transactions, and has significant related party balances with certain of its affiliates. The Company generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties. Related party financing transactions are also discussed in notes 5 and 14.

(a) Related-Party Assets and Liabilities

The following table sets forth related party assets and liabilities as of December 31, 2008 (in thousands):

Assets:		
Cash and cash equivalents	$	572,693
Cash and securities segregated for benefit of customers		1,007,058
Securities purchased under agreements to resell		11,581,376
Securities borrowed		520,459
Financial instruments owned - contractual agreements		8,082,455
Receivable from customers		53,330
Receivable from brokers, dealers, and clearing organizations		3,135,075
Receivables - other		10,000,000
Other assets		1,080,205
	$	36,032,651
Liabilities:		
Securities sold under agreements to repurchase	$	25,996,921
Securities loaned		12,801,717
Payable to customers		592,585
Payable to brokers, dealers, and clearing organizations		627,981
Payables - other		20,000,531
Financial instruments sold - contractual agreements		1,195,453
Other liabilities		15,445,315
Subordinated liabilities		6,723,400
	$	83,383,903

(9) Categories of Risk

(a) Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. For instruments such as options and warrants, the time period during which the options or warrants may

be exercised and the relationship between the current market price of the underlying instrument and the option's or warrant's contractual strike or exercise price also affects the level of market risk. A significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

(b) Credit Risk

The Company acts as a dealer of securities in the global capital markets and, consequently, has credit risk for the timely repayment of principal and interest regarding its holdings of securities. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Company's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company may require counterparties to submit additional collateral when deemed necessary. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions. The Company controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. Government or its agencies.

The notional amounts of contractual commitments do not represent exposure to credit risk. Credit risk associated with futures contracts is limited since all transactions are guaranteed by the exchange on which they are traded and daily cash settlements by all counterparties are required for changes in the market value of open contracts. The Company's purchased exchange issued options also possess low credit risk due to guarantee of performance by the issuing exchange. Negotiated contractual commitments, such as forwards, and certain OTC options possess greater exposure to credit risk since cash settlement is not normally required on a daily basis and, therefore, counterparty credit quality and the value of pledged collateral are essential elements in controlling the Company's risk.

Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual commitments to be adversely affected, in a similar manner, by changes in the economy or other market conditions. As a financial intermediary, the Company regularly transacts business with, and owns securities issued by, a broad range of governments, corporations, international organizations, central banks, and other financial institutions, which are economically and geographically diverse. The Company monitors credit risk on both an individual and group counterparty basis. The Company minimizes this risk through credit reviews, approvals, trading limits, and monitoring procedures.

(c) Operational and Support Risk

As a major intermediary in financial markets, the Company is directly exposed to market risk and credit risk which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back-office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include:

i. Operational/settlement risk – the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance and/or settlement, or the inability to process large volumes of transactions. The Company is subject to increased risks with respect to its trading activities in emerging markets securities, where clearance, settlement, and custodial activities continue to develop.

ii. Technological risk – the risk of loss attributable to technological limitations or hardware failure that constrain the Company's ability to gather, process, and communicate information efficiently and securely, without interruption, with customers, and in the markets where the Company participates. In addition, the Company must address the technological implications that will result from regulatory and market changes.

iii. Legal/documentation risk – the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements) or errors that result in noncompliance with applicable legal and regulatory requirements.

iv. Financial control risk – the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors, and regulators is free of material errors.

(10) Commitments and Contingencies

(a) Commitments

Underwriting Commitments – in the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2008, and were subsequently settled did not have a material effect on the consolidated statement of financial condition as of that date.

Letters of Credit – the Company provides letters of credit issued by various banks to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements. Letters of credit outstanding totaled $867 million at December 31, 2008.

Forward Secured Financings – the Company had commitments to enter into forward secured financing transactions, including certain repurchase and reverse repurchase agreements and secured borrowing and lending arrangements, of $12.2 billion as of December 31, 2008.

Leases – the Company has entered into various noncancelable lease agreements for premises and equipment that expire through 2018. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental commitments under noncancelable leases with initial or remaining terms exceeding one year as of December 31, 2008 are presented below (in thousands):

Year ending:		
2009	$	27,392
2010		27,041
2011		21,616
2012		9,852
2013		9,318
2014 and thereafter		24,941
Total	$	120,160

The minimum rental commitments shown above have not been reduced by approximately $10.5 million of minimum sublease rentals to be received in the future under noncancelable subleases.

Other Commitments – commitments to invest and other compensation related commitments of the Company totaled approximately $142.4 million as of December 31, 2008.

(b) Contingencies

The Company, together with various other brokers and dealers, corporations, and individuals, has been named as a defendant in various legal actions, including arbitrations, class actions, and other litigation arising in connection with the conduct of its business activities that allege violations of Federal and state securities laws and claim substantial damages.

In accordance with SFAS No. 5, "*Accounting for Contingencies*", the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficultly of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of

loss related to such matters will be. Subject to the foregoing, the Company continues to assess these cases and believes, based on information available to it, that the resolution of these matters will not have a material adverse effect on the financial condition of the Company. The actions against the Company include but are not limited to the following:

IPO Allocation Litigation

The Company and its predecessor firms, along with numerous other securities firms, have been named as defendants in over 80 putative class action lawsuits pending in the United States District Court for the Southern District of New York. These lawsuits allege violations of securities and antitrust laws in connection with the allocation of shares in a large number of initial public offerings (IPOs) by issuers, officers and directors of issuers, and underwriters of those securities. The Company is named in these suits as an underwriter. The securities cases allege material misstatements and omissions in registration statements and prospectuses for the IPOs and market manipulation with respect to aftermarket trading in the IPO securities. Among the allegations are that the underwriters tied the receipt of allocations of IPO shares to required aftermarket purchases by customers and to the payment of undisclosed compensation to the underwriters in the form of commissions on securities trades, and that the underwriters caused misleading analyst reports to be issued. The antitrust claims allege an illegal conspiracy to affect the stock price based on similar allegations that the underwriters required aftermarket purchases and undisclosed commissions in exchange for allocation of IPO stocks. In the securities cases, the motions to dismiss the complaints against the Company and others were denied on February 13, 2003. Plaintiffs' motion to certify six "test" cases as class actions in the securities cases was granted on October 13, 2004. On December 5, 2006, the Court of Appeals for the Second Circuit vacated the decision and held that the six cases could not be certified as class actions. On March 26, 2008, the trial court granted in part and denied in part motions to dismiss plaintiffs' amended complaints. The extent to which the court granted the motions did not affect any cases in which the Company is a defendant. On October 10, 2008, the trial court signed an order permitting plaintiffs to withdraw without prejudice their motion to certify classes based on the amended complaints. Following a mediation, a settlement in principal has been reached, subject to negotiation of definitive documentation and court approval. Pursuant to a stipulation, defendants' answers to plaintiffs' amended allegations are not due until July 31, 2009. As previously reported, the putative antitrust class action was finally dismissed in 2007.

Tax-Related Litigation

The Bank, along with certain affiliates including the Company and current and former employees (collectively, the Bank), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. The Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that, together with the Bank, the professional advisors improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal

Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against the Bank are alleged under both U.S. state and federal law. Many of the claims against the Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against the Bank. Approximately 86 legal proceedings have been resolved and dismissed with prejudice as against the Bank. Approximately eight legal proceedings remain pending and are currently at various pre-trial stages, including discovery. The Bank has received a number of unfiled claims as well, and has resolved certain of those unfiled claims.

The United States Department of Justice (DOJ) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from the Bank and has been investigating the actions of various individuals and entities, including the Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than the Bank (the Individuals). In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the Accounting Firm), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the Financial Institution), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. The Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. The Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ's criminal investigation is on-going. In December 2008, following a trial of four of the Individuals, three of the Individuals were convicted of criminal charges. The Bank is engaged in discussions with DOJ concerning a resolution of the investigation.

Adelphia Communications Corporation

The Bank and certain of its affiliates, including the Company, are among numerous financial institutions and other entities named as defendants in two adversary proceedings commenced in 2003 by a creditors committee and an equity committee of Adelphia Communications, Inc. In October 2007, the Adelphia Recovery Trust filed an amended complaint consolidating the two adversary proceedings. The consolidated suit names over 700 defendants and seeks avoidance and recovery of payments as alleged fraudulent conveyances and based on equitable subordination/disallowance, and seeks affirmative damages in an unspecified amount based on common law tort claims. Among the claims asserted against the Company are claims seeking repayment of approximately $50 million allegedly paid to the Company in connection with margin calls. The bank defendants filed several motions to dismiss the consolidated complaint, which were

granted in part and denied in part. The claims that currently remain pending as against the Company include common law tort claims and an avoidance claim relating to the margin loans. The defendants' motion to dismiss the common law tort claims, however, remains pending. In addition, the Company was one of the underwriters named in a class action and three individual actions commenced by investors in Adelphia debt securities alleging federal securities law violations and common law claims. The district court granted in part and denied in part motions to dismiss each of the complaints. The class action has since settled and one of the individual actions was dismissed in light of the class action settlement. The district court's denial of the defendants' motion to dismiss with respect to another one of the individual actions was reversed on appeal.

Credit-Related Matters

The Bank has received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, and securitization of subprime and non-subprime residential mortgages. The Bank is cooperating fully in response to those subpoenas and requests for information. The Bank has also been named as defendant in various civil litigations (including putative class actions), brought under the Securities Act of 1933 or state common law, related to the residential mortgage business. Included in those litigations are (i) two putative class actions pending in California Superior Court in Los Angeles County regarding the role of the Bank's subsidiary, the Company, along with other financial institutions, as an underwriter of offerings of certain securities and mortgage pass-through certificates issued by Countrywide Financial Corporation or an affiliate; (ii) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of the Company, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Novastar Mortgage Funding Corporation; (iii) a putative class action pending in California Superior Court in Los Angeles County regarding the role of the Company, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of IndyMac MBS, Inc.; (iv) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of the Company, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Wells Fargo Asset Securities Corporation; and (v) a putative class action pending in New York Supreme Court in New York County regarding the role of a number of financial institutions, including the Company, as underwriter, and Deutsche Bank Trust Company Americas ("DBTCA"), as trustee, to certain mortgage pass-through certificates issued by affiliates of Residential Accredit Loans, Inc. In addition, certain affiliates of the Bank, including the Company, have been named in a putative class action pending United States District Court for the Eastern District of New York regarding their roles as issuer and underwriter of certain mortgage pass-through securities. Each of the civil litigations is in its early stages.

Auction Rate Securities

The Bank and the Company are the subject of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal

securities laws on behalf of all persons or entities who purchased and continue to hold Auction Rate Securities (ARS) offered for sale by the Bank and the Company between March 17, 2003 and February 13, 2008. The Company and Deutsche Bank Alex. Brown, a division of the Company, have also been named as defendants in four individual actions asserting various claims under the federal securities laws and state common law by four investors in ARS. The purported class action and three of the individual actions are in their early stages. One of the individual actions has been dismissed.

The Bank and its affiliates, along with other industry participants, have also received numerous regulatory requests, including requests from the SEC and certain state regulatory agencies, in connection with investigations relating to the marketing and sale of ARS to clients, the failures of the ARS auctions, and the Bank's and the Company's role and participation in these auctions. In August 2008, the Bank entered into agreements in principle with the New York Attorney General's Office (NYAG) and with a task force of the North American Securities Administrators Association (NASAA), representing a consortium of other states and U.S. territories, regarding the Bank's and its subsidiaries' sale and marketing of ARS. Under the agreements in principle, the Bank and its subsidiaries agreed to purchase from their retail clients, and from certain smaller and medium-sized institutional clients and charitable clients, ARS that those clients purchased from the Bank and its subsidiaries prior to February 13, 2008 (the "ARS buy back"). The Bank and its subsidiaries also agreed, among other provisions, to work to expeditiously provide liquidity solutions for their larger institutional clients who purchased ARS from the Bank and its subsidiaries and to pay a penalty to the NYAG and NASAA in the aggregate amount of $15 million. The Bank is currently in the process of conducting the ARS buy back and is working with the NYAG and the New Jersey Bureau of Securities, as the lead state for NASAA, to finalize and document the agreements that were reached in principle in August 2008. The SEC's ARS investigation is continuing.

(11) Obligations Under Guarantees

The Company has obligations under certain guarantee arrangements, including contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying measure (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. Also included as guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company enters into certain derivative contracts that meet the accounting definition of a guarantee under FASB Interpretation No. 45 (FIN 45), "*Guarantor's Accounting and Disclosure Requirements for Guarantees*", Including Indirect Guarantees of Indebtedness of Others, as amended by FSP No. FAS 133-1 and FIN 45-4.

The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other

members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the counterparty. The Company is secured by assets in the customer's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. No contingent liability is carried on the consolidated statement of financial condition as the Company believes that potential for loss under these arrangements is remote.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients; trades are submitted either individually, in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

The table below summarizes certain information regarding the Company's obligations under guarantee arrangements as of December 31, 2008 (in millions):

	Maximum Potential Payout/Notional Years to Maturity				Carrying Amount (Asset/ Liability)	Collateral/ Recourse
Type of Guarantee	**Less than 1**	**1-5**	**Over 5**	**Total**		
Notional amount of derivative contracts	$ 419	119	72,567	73,105	(62,454)	-
Standby letters of credit and other financial guarantees issued	2,075	1,146	-	3,221	1,424	-

The Company's use of guarantees is described below by type of guarantee:

Derivative Contracts - Certain derivative contracts meet the accounting definition of a guarantee, including certain written options, contingent forward contracts and credit default swaps (see further discussion below regarding credit derivatives in which the Company has sold credit protection to the counterparty). Although the Company's derivative arrangements do not specifically identify whether the derivative

counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. In order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed.

The Company records all derivative contracts at fair value. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

Credit Derivatives - The Company enters into credit derivatives, principally through credit default swaps, under which it provides counterparties protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. A majority of the Company's counterparties are banks, broker-dealers, insurance and other financial institutions, and monoline insurers. The table below summarizes certain information regarding protection sold through credit default swaps and credit-linked notes as of December 31, 2008 (in millions):

		Protection Sold				
		Maximum Potential Payout/Notional				
		Years to Maturity				
Credit Ratings of the Reference Obligation		**Less than 1**	**1-5**	**Over 5**	**Total**	**Fair Value (Asset) Liability (1)**
Single name credit default swaps:						
AAA	$	-	-	227	227	17
AA		-	-	56	56	36
A		-	-	613	613	454
BBB		-	-	40,813	40,813	31,575
Non-investment grade		12	18	30,704	30,734	29,505
		12	18	72,413	72,443	61,587
Total return swaps:						
AAA		-	101	104	205	(10)
Non-investment grade		53	-	50	103	20
		53	101	154	308	10
Total protection sold	$	65	119	72,567	72,751	61,597

(1) Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

Single Name Credit Default Swaps - A credit default swap protects the buyer against the loss of principal on a bond or loan in case of a default by the issuer. The protection buyer pays a periodic premium (typically quarterly) over the life of the contract and is protected for the period. The Company in turn will have to perform under a credit default swap if a credit event as defined under the contract occurs. Typical

credit events include bankruptcy, dissolution or insolvency of the referenced entity, failure to pay and restructuring of the obligations of the referenced entity. In order to provide an indication of the current payment status or performance risk of the credit default swaps, the external credit ratings, primarily Moody's credit ratings, of the underlying reference entity of the credit default swaps are disclosed.

Purchased Credit Protection - For single name credit default swaps and total return swaps, the Company has purchased protection with a notional amount of approximately $85.6 billion, compared with a notional amount of approximately $72.8 billion of credit protection sold with identical underlying reference obligations. The purchase of credit protection does not represent the sole manner in which the Company risk manages its exposure to credit derivatives. The Company manages its exposure to these derivative contracts through a variety of risk mitigation strategies. Aggregate market risk limits have been established for credit derivatives, and market risk measures are routinely monitored against these limits. The Company may also recover amounts on the underlying reference obligation delivered to the Company under credit default swaps where credit protection was sold.

(12) Retirement Plans

(a) Defined Benefit Pension Plan

Along with other affiliates of Deutsche Bank Americas Holding Corp. (DBAH), the Company participates in the DBAH Cash Account Pension Plan. The plan is a tax-qualified, noncontributory defined benefit cash account pension plan that covers substantially all employees who have completed one full year of service and were hired on or before December 31, 2004. An employee's pension account is credited each year with 6.5% of base pay plus bonus amounts up to 75% of base pay up to IRS limits. Accounts are also credited each year with an interest credit equivalent to the annual rate of interest of 30-year U.S. Treasury securities. The funding policy has been to contribute at least the amount required to satisfy the Employee Retirement Income Security Act of 1974 minimum funding requirements.

The plan was closed to new participants effective December 31, 2004.

(b) Postretirement Welfare Plan

The Company participates, together with other affiliates of DBAH, in an unfunded contributory postretirement health care plan. The plan pays stated percentages of most necessary medical expenses of retirees after a stated deductible has been met.

(c) Defined Contribution Plan – Matched Savings Plan

The Company participates, together with other affiliates of DBAH in a tax-qualified 401(k) plan. Employees are able to contribute from 1% – 20% of their eligible compensation on a before-tax or after-tax basis, up to IRS limits. For employees hired before January 1, 2005, after a participant has completed six months of service, the Company matches dollar for dollar up to 5% of eligible compensation, up to a maximum of $4,000 per year.

Effective January 1, 2005, the plan was amended for employees hired on or after January 1, 2005. Participants who have completed six months of service receive a matching contribution from the Company of up to 4% of eligible compensation. In addition, participants employed less than ten years receive a Company fixed contribution equal to 4% of the first $100,000 of eligible compensation. Participants employed ten or more years receive a Company fixed contribution equal to 6% of the first $100,000 of eligible compensation.

(d) DB Share-Based Compensation Plans

The Company participates in various share-based compensation plans of the Bank, including the DB Share Scheme and the Restricted Equity Units Plan where the Bank grants employees of the Company deferred share awards which provide the right to receive common shares of the Bank at specified future dates.

The Bank adopted SFAS No. 123(R), *Share Based Payment*, effective January 1, 2006. For transition purposes, the Bank elected the modified prospective application method. Under this application method, SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or canceled after the required effective date. Awards are expensed on a straight-line basis over the vesting period, which is generally from three to five years.

The Bank enters into certain derivative contracts indexed to its common shares in order to hedge the overall cost associated with employee share-based compensation awards. For the year ended December 31, 2008, the Company was allocated approximately $3.1 million related to its portion of the overall gain realized by the Bank that was attributable to share-based awards granted to the Company's employees. This amount has been reflected as an adjustment to the Company's additional paid-in capital.

(13) Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2008, were as follows (in thousands):

Deferred tax assets:		
Deferred compensation	$	459,704
State and local tax net operating losses		407,484
Deferred book gain		188,062
Capital loss carryforward		93,323
Depreciation		45,631
Litigation and other reserves		45,592
Pension and post retirement benefits		33,449
Fair value adjustments		16,041
Other		123,239
Gross deferred tax assets		1,412,525
Valuation allowance		(181,653)
Deferred tax assets, net of valuation allowance		1,230,872
Deferred tax liabilities:		
Other		(10,547)
Gross deferred tax liabilities		(10,547)
Net deferred tax assets	$	1,220,325

The Company believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets. The realization of the Company' net deferred tax assets are also impacted by the Bank's continued capital commitment, as well as various strategic initiatives and tax planning strategies.

The Company adopted the provisions of FIN 48 on January 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2008	$	5,700
Additions based on tax positions related to the current year		—
Additions for tax positions of prior years		31,200
Reductions for tax positions of prior years		—
Settlements		—
Balance at December 31, 2008	$	36,900

The effect of the unrecognized tax benefits of $36.9 million, if recognized, would impact the effective tax rate of the Company.

(Continued)

The Company and its subsidiaries remain subject to income tax examinations in certain U.S. state and local jurisdictions for years after 2001, and the U.S. federal jurisdiction, for years after 2001.

Excess tax benefits of approximately $2.7 million related to employee vesting and or exercise of share-based compensation awards were credited directly to additional paid-in capital in the consolidated statement of financial condition and changes in stockholder's equity in accordance with SFAS No. 123R.

(14) Subordinated Liabilities

The Company has an $8.0 billion revolving note and cash subordination agreement with Deutsche Bank Trust Corp., an affiliated entity. The agreement has a maturity date of November 15, 2010 and at December 31, 2008, approximately $6.7 billion of the facility was outstanding, all of which is approved by the NYSE and qualifies as regulatory capital for the purpose of computing net capital under the Uniform Net Capital Rule of the SEC. To the extent that the outstanding subordinated liabilities are required for the Company's continued compliance with its regulatory net capital requirements, the subordinated liabilities may not be repaid.

The Company's subordinated revolving note and cash subordination agreement requires the payment of interest at floating rates based on the London Interbank Offered Rate plus 30 basis points. At December 31, 2008, the interest rate on this facility was 1.38%. The Company must obtain the approval of the NYSE prior to any additional subordinated borrowings or repayments.

(15) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $1.5 million, 2% of aggregate debit balances arising from customer transactions, as defined, or the CFTC minimum net capital requirement, as defined. Additionally, equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of December 31, 2008, the Company had net capital of approximately $4.9 billion, which was 134.56% of aggregate debit balances, and approximately $4.5 billion in excess of required minimum net capital.

As a clearing broker and in accordance with the SEC's no-action letter dated November 3, 1998, the Company computed a reserve requirement for the proprietary accounts of introducing broker-dealers (PAIB). As of December 31, 2008, securities aggregating $86.9 million were segregated on behalf of introducing broker-dealers.

The Company is also subject to the SEC's Customer Protection Rule (15c3-3) which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2008, the Company had $2.9 billion of cash segregated in the special reserve bank account.

The Company, in accordance with the Commodity Exchange Act, is required to segregate and hold in separate accounts all monies, securities, and property received to margin and to guaranty or secure the trades or contracts of customers in regulated commodities. As of December 31, 2008, segregated funds and funds held in separate accounts exceeded such requirements by $196.1 million. In addition, pursuant to Regulation 30.7 of the CFTC, the Company had segregated funds and funds held in separate accounts for foreign denominated positions that exceeded such requirements by $515.1 million.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors and Stockholder of
Deutsche Bank Securities Inc.:

In planning and performing our audit of the consolidated financial statements of Deutsche Bank Securities Inc. (and Subsidiaries) (the Company), an indirect wholly owned subsidiary of Deutsche Bank AG, as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered brokers-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 12, 2009